EXHIBIT 5.02(a)(2)

I resigned as noted in my email in November from the Daleco Board of Directors

My primary rationale is that I disagree with how the company is being managed and the speed of change.

Additionally the non renewal of D&O insurance I disagree with as well.

Thanks

Mike

Michael M. Carter